APTEVO THERAPEUTICS INC.

2401 4th Avenue, Suite 1050

Seattle, WA 98121

December 17, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeffrey Gabor

Re: Aptevo Therapeutics Inc.

Registration Statement on Form S-3
File No. 333-251318

Dear Mr. Gabor:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-251318) of Aptevo Therapeutics Inc. (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:05 p.m., Eastern Time, on December 18, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Sean M. Donahue at (202) 538-3557.

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Very truly yours,

Aptevo Therapeutics Inc.

By: /s/ Marvin L. White

Marvin L. White

President and Chief Executive Officer

CC:	Heather Boussios, Aptevo Therapeutics Inc. Daphne Taylor, Aptevo Therapeutics Inc. Sean M. Donahue, Esq., Morgan, Lewis & Bockius LLP

[Signature Page to Request for Acceleration of Effectiveness of Registration Statement]